

June 16, 2014

<u>Via E-mail</u>
Ms. Jolanta Gajdzis
President and Chief Executive Officer and Chief Financial Officer
Dinamo Corp.
35 Frensham Walk, Farnham Common, Slough
Buckinghamshire SL2 3QF, UK

> **RE: Dinamo Corp.**
> **Item 4.01 Form 8-K**
> **Filed June 12, 2014**
> **File No. 333-189550**

Dear Ms. Gajdzis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Item 304(a)(1)(ii) of Regulation S-K requires a statement regarding whether the accountant's reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. As such, please amend your Form 8-K to revise your disclosure accordingly.

2. You currently disclose that none of the reportable events set forth in Item 304(a)(1)(iv) of Regulation S-K occurred during the period in which your former accountant was engaged. Reportable events are actually set forth in Item 304(a)(1)(v) of Regulation S-K. Please revise your disclosure in an amended Form 8-K.

3. You currently disclose that you did not consult with your new accountant prior to June 6, 2014, the date of engagement of your new accountant. Please amend your Form 8-K to state,

if true, that you did not consult with your new accountant during the period through June 6, 2014. Refer to Item 304(a)(2) of Regulation S-K.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3866 with any questions.

Sincerely,

/s/ Jeffrey Gordon

Jeffrey Gordon
Staff Accountant